Orig

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

P.E.
8/1/02

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

02052373

For the month of August, 2002

INTERNATIONAL WEX TECHNOLOGIES INC.
(Translation of registrant's name into English)

SEC File No. : 0-29730

Suite 2000-777 Hornby Street
Vancouver, B.C., Canada V6Z 1S4
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ___X___ **Form 40-F** _________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _________ **No** X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

INTERNATIONAL WEX TECHNOLOGIES INC.

Date August 26, 2002

By: ____________________________

Ester Chua, Office Manager

INTERNATIONAL WEX TECHNOLOGIES INC.

NEWS BULLETIN

Trading Symbol
TSX Venture Exchange: WXI

INTERNATIONAL
WEX TECHNOLOGIES INC.

Suite 2000
777 Hornby Street
Vancouver, B.C.
Canada V6Z 1S4
Tel: 604-683-8880
Fax: 604-683-8868
Toll Free: 1-800-722-7549
World Wide Web:
http://www.wextech.ca
E-mail: wex@wextech.ca

25/02 August 15, 2002

TSX Venture Exchange Trading Symbol: **WXI**
World Wide Web: http://www.wextech.ca
E-mail: wex@wextech.ca

NON-BROKERED PRIVATE PLACEMENT

International Wex Technologies Inc. (the "Company") announces the setting of a non-brokered private placement for 200,000 common shares at $2.04 per share with 2-year warrant attached for 200,000 shares exercisable at $2.25 per share in the first year and $2.70 per share in the second year, expiring two years from the closing of the private placement. The placee of this private placement will be Mr. Jian Wang of Tianjin Lide Medical Instrumentation Ltd. The proceeds will be allocated toward the Research & Development of our products. A finder's fee may be payable. The terms of this private placement is subject to approval by regulatory bodies.

In the area of neuro-bioscience, the Company is focusing on the fields of pain management, drug addiction treatment and anaesthesia. The Company is developing products that contain a sodium channel blocking compound and derivatives extracted from natural organic substances using its proprietary manufacturing technology.

For additional information on our products, view the Company website at http://www.wextech.ca or call Howard Milne, V.P. Corporate Communications, at 604-683-8880 or 1-800-722-7549.

Per: Donna Shum, Corporate Secretary

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. *Other required information will remain confidential* and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

INTERNATIONAL WEX TECHNOLOGIES INC.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 5

DATE OF LAST REPORT FILED OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER: DD 15 MM 11 YY 01 / DD MM YY

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☒ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: HO-NGOC

GIVEN NAMES: ANH

NO. STREET APT: 745 Tasse Street

CITY: St-Laurent

PROV: Quebec POSTAL CODE: H4L 1N6

BUSINESS TELEPHONE NUMBER: 514 .748 . 9341 EXT

BUSINESS FAX NUMBER: 514 .747 .7657

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☒ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA ☐ ONTARIO
☒ BRITISH COLUMBIA ☐ QUÉBEC
☐ MANITOBA ☐ SASKATCHEWAN
☐ NEWFOUNDLAND
☐ NOVA SCOTIA

BOX 6. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A D E AND F ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

A	B	C TRANSACTIONS								D	E	F
DESIGNATION OF CLASS OF SECURITIES	BALANCE OF CLASS OF SECURITIES ON LAST REPORT	DATE DD	MM	YY	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE / EXERCISE PRICE	$ US	PRESENT BALANCE OF CLASS OF SECURITIES HELD	DIRECT / INDIRECT OWNDERSHIP / CONTROL OR DIRECTION	IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Common	0	29	04	02	16	13,369		1.87	☐	13,369	1	
Common	13,369	08	08	02	16	24,510		2.04	☐	37,879	1	

BOX 6. REMARKS

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): Anh Ho-Ngoc

SIGNATURE

DATE OF THIS REPORT: DD 15 MM 08 YY 02

BCSC 55-102F6 Rev. 2002 / 2 / 8 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

INSTRUCTIONS

Insider Reports in English and French are available from Manitoba, Ontario, and Québec. If you are a corporate insider in the province of Québec, you will receive correspondence in French. Individuals in the province of Québec will receive correspondence in English.

Where an insider's relationship with the reporting issuer, or where an insider's ownership of, or control or direction over securities of the reporting issuer remains unchanged from the last report filed, a report is not required. Insider reports are not required to be filed in New Brunswick, the Northwest Territories, Nunavut, Prince Edward Island or the Yukon.

If you have any questions about the form you should be using to file your report, see National Instrument 55-102 *System for Electronic Disclosure by Insiders (SEDI)*.

BOX 1 Name of reporting issuer
Provide the full legal name of the reporting issuer. Use a separate report for each reporting issuer.

BOX 2 Insider data
Indicate all of your relationship(s) to the reporting issuer using the following codes:

1 Reporting issuer that has acquired securities issued by itself
2 Subsidiary of the reporting issuer
3 Security holder who beneficially owns or who exercises control or direction over more than 10% of the securities of the reporting issuer (Québec Securities Act – 10% of a class of shares to which are attached voting rights or an unlimited right to a share of the profits and to its assets in case of winding up
4 Director of a reporting issuer
5 Senior officer of a reporting issuer
6 Director or senior officer of a security holder referred to in 3
7 Director or senior officer of an insider or subsidiary of the reporting issuer, other than in 4, 5 and 6
8 Deemed insider – 6 months before becoming an insider

If you have filed a report before, indicate whether your relationship to the reporting issuer has changed.

Specify the date of the last report you filed, and if it is an initial report, the date on which you became an insider.

BOX 3 Name, address and telephone number of the insider
Provide your name, address and business telephone number.

BOX 4 Jurisdiction
Indicate each jurisdiction where the issuer is a reporting issuer or the equivalent.

BOX 5 Insider holdings and changes
Show direct and indirect holdings separately, both in the initial report and where a transaction is reported. Indicate only one transaction per line.

For an initial report complete only:

- **A** designation of class of securities held
- **D** present balance of class of securities held
- **E** nature of ownership (see List of Codes)
- **F** identification of the registered holder where ownership is not direct

If you acquired or disposed of securities while an insider, complete sections A to F.

- **A** Indicate a designation of the securities traded that is sufficient to identify the class, including yield, series, maturity.
- **B** Indicate the number of securities, or for debt securities, the aggregate nominal value, of the class held, directly and indirectly, before the transaction that is being reported.
- **C** Indicate for each transaction:
  - the date of the transaction (not the settlement date)
  - the nature of the transaction (see List of Codes)
  - the number of securities acquired or disposed of, or for debt securities, the aggregate nominal value
  - the unit price paid or received on the day of the transaction, excluding the commission
  - if the report is in American dollars, check the space under "$ US".
- **D** Indicate the number of securities, or for debt securities, the aggregate nominal value, of the class held, directly and indirectly, after the transaction that is being reported.
- **E** Indicate the nature of ownership, control or direction of the class of securities held using the following codes:

1 Direct ownership
2 Indirect ownership (identify the registered holder)
3 Control or direction (identify the registered holder)

- **F** For securities that are indirectly held, or over which control or direction is exercised, identify the registered holder.

BOX 6 Remarks
Add any explanation necessary to make the report clearly understandable.
If space provided for any item is insufficient, additional sheets may be used. Additional sheets must refer to the appropriate Box and must be properly identified and signed.
Office staff are not permitted to alter a report.

BOX 7 Signature and filing
Sign and date the report.
File one copy of each of the report in each jurisdiction in which the issuer is reporting *within the time limits prescribed by the applicable laws of that jurisdiction.*
Manually sign the report.
Legibly print or type the name of each individual signing the report.
If the report is filed on behalf of a company, partnership, trust or other entity, legibly print or type the name of that entity after the signature.
If the report is signed on behalf of an individual by an agent, there shall be filed with each jurisdiction in which the report is filed a duly completed power of attorney.
If the report is filed by facsimile in accordance with National Instrument 55-102 *System for Electronic Disclosure by Insiders (SEDI)*, the report should be sent to the applicable securities regulatory authority at the fax number set out below.

List of Codes

BOX 5 C Nature of transaction

General

10 Acquisition or disposition in the public market
11 Acquisition or disposition carried out privately
15 Acquisition or disposition under a prospectus
16 Acquisition or disposition under a prospectus exemption
22 Acquisition or disposition pusuant to a take-over bid, merger or acquisition
30 Acquisition or disposition under a purchase/ownership plan
35 Stock dividend
36 Conversion or exchange
37 Stock split or consolidation
38 Redemption/retraction/cancellation/repurchase
40 Short sale
45 Compensation for property
46 Compensation for services
47 Acquisition or disposition by gift
48 Acquisition by inheritance or disposition by bequest

Issuer Derivatives

50 Grant of options
51 Exercise of options
52 Expiration of options
53 Grant of warrants
54 Exercise of warrants
55 Expiration of warrants
56 Grant of rights
57 Exercise of rights
58 Expiration of rights

Third Party Derivatives

70 Acquisition or disposition (writing) of third party derivative
71 Exercise of third party derivative
72 Other settlement of third party derivative
73 Expiration of third party derivative

Miscellaneous

90 Change in nature of ownership
97 Other

Alberta Securities Commission
4th Floor, 300 – 4th Avenue S.W.
Calgary, AB, T2P 3C4
Attention: Information Officer *
Telephone: (403) 297-6454
Facsimile: (403) 297-6156

British Columbia Securities Commission
PO Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, BC, V7Y 1L2
Attention: Supervisor, Insider Reporting *
Telephone: (604) 899-6500 or
(800) 373-6393 (in BC)
Facsimile: (604) 899-6550

The Manitoba Securities Commission
1130 – 405 Broadway
Winnipeg, MB, R3C 3L6
Attention: Continuous Disclosure *
Telephone: (204) 945-2548
Facsmile (204) 945-4508

Securities Commission of Newfoundland
P.O. Box 8700, 2nd Floor West Block
Confederation Building
St. John's, NFLD A1B 4J6
Attention: Director of Securities *
Telephone: (709) 729-4189
Facsimile: (709) 729-6187

Nova Scotia Securities Commission
2nd Floor, Joseph Howe Building
1690 Hollis Street, P.O. Box 458
Halifax, NS B3J 3J9
Attention: FOI Officer *
Telephone: (902) 424-7768
Facsimile: (902) 424-4625

Ontario Securities Commission
Suite 1903, Box 55, 20 Queen Street West
Toronto, ON M5H 3S8
Attention: [illegible] Coordinator *
Telephone: (416) 593-8314
Facsimile: (416) 593-3666

Commission des valeurs mobilières du Québec **
Stock Exchange Tower
P.O. Box 246, 22nd Floor
800 Victoria Square
Montreal, PQ, H4Z 1G3
Attention: Responsable de l'accès à l'information
Telephone: (514) 940-2150 or
(800) 361-5072 (in Québec)
Facsimile: (514) 873-3120

Saskatchewan Securities Commission
800 – 1920 Broad Street
Regina, SK, S4P 3V7
Attention: Director *
Telephone: (306) 787-5645
Facsimile: (306) 787-5899

* For questions about the collection and use of personal information.
** In Québec questions about the collection and use of personal information may also be addressed to the Commission d'accès à l'information du Québec (1-888-528-7741)

FORM 55-102F6
INSIDER REPORT
(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, *Quebec, Nova Scotia and Newfoundland*. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or *company except to any of the securities regulatory authorities or their authorized representatives* if you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

INTERNATIONAL WEX TECHNOLOGIES INC.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 | 5

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☒ NO

DATE OF LAST REPORT FILED (DD MM YY): 02 05 02

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DD MM YY):

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: SHUM

GIVEN NAMES: DONNA

NO. STREET APT: 1985 LARKHALL CRESCENT

CITY: NORTH VANCOUVER

PROV: BRITISH COLUMBIA POSTAL CODE: V7H 2Z4

BUSINESS TELEPHONE NUMBER: 604. 683-8880 EXT

BUSINESS FAX NUMBER: 604. 683-8868

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☒ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA
☒ BRITISH COLUMBIA
☐ MANITOBA
☐ NEWFOUNDLAND
☐ NOVA SCOTIA
☐ ONTARIO
☐ QUÉBEC
☐ SASKATCHEWAN

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A D E AND F ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

A	B	C TRANSACTIONS								D	E	F
DESIGNATION OF CLASS OF SECURITIES	BALANCE OF CLASS OF SECURITIES ON LAST REPORT	DATE DD	MM	YY	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE / EXERCISE PRICE	$ US	PRESENT BALANCE OF CLASS OF SECURITIES HELD	DIRECT / INDIRECT OWNDERSHIP / CONTROL OR DIRECTION	IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Common	2,014	08	05	02	10		2,000	2.37	☐	14	1	

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BCSC 55-102F6 Rev. 2002 / 2 / 8 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

BOX 6. REMARKS

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): DONNA SHUM

SIGNATURE

DATE OF THIS REPORT (DD MM YY): 15 08 02

INSTRUCTIONS

Insider Reports in English and French are available from Manitoba, Ontario, and Québec. If you are a corporate insider in the province of Québec, you will receive correspondence in French. Individuals in the province of Québec will receive, upon request, correspondence in English.

Where an insider of a reporting issuer does not own or have control or direction over securities of the reporting issuer, or where an insider's ownership or direction or control over securities of the reporting issuer remains unchanged from the last report filed, a report is not required. Insider reports are not required to be filed in New Brunswick, the Northwest Territories, Nunavut, Prince Edward Island or the Yukon.

If you have any questions about the form you should be using to file your report, see National Instrument 55-102 *System for Electronic Disclosure by Insiders (SEDI).*

BOX 1 Name of reporting issuer
Provide the full legal name of the reporting issuer. Use a separate report for each reporting issuer.

BOX 2 Insider data
Indicate all of your relationship(s) to the reporting issuer using the following codes:

Reporting issuer that has acquired securities issued by itself	1
Subsidiary of the reporting issuer	2
Security holder who beneficially owns or who exercises control or direction over more than 10% of the securities of the reporting issuer (Québec Securities Act – 10% of a class of shares) to which are attached voting rights or an unlimited right to a share of the profits and to its assets in case of winding up	3
Director of a reporting issuer	4
Senior officer of a reporting issuer	5
Director or senior officer of a security holder referred to in 3	6
Director or senior officer of an insider or subsidiary of the reporting issuer, other than in 4, 5 and 6	7
Deemed insider – 6 months before becoming an insider	8

If you have filed a report before, indicate whether your relationship to the reporting issuer has changed.

Specify the date of the last report you filed, and if it is an initial report, the date on which you became an insider.

BOX 3 Name, address and telephone number of the Insider
Provide your name, address and business telephone number.

BOX 4 Jurisdiction
Indicate each jurisdiction where the issuer is a reporting issuer or the equivalent.

BOX 5 Insider holdings and changes
Show direct and indirect holdings separately, both in the initial report and where a transaction is reported. Indicate only one transaction per line.

For an initial report complete only:
- A designation of class of securities held
- D present balance of class of securities held
- E nature of ownership (see List of Codes)
- F identification of the registered holder where ownership is not direct

If you acquired or disposed of securities while an insider, complete sections A to F:

A Indicate a designation of the securities traded that is sufficient to identify the class, including yield, series, maturity.

B Indicate the number of securities, or for debt securities, the aggregate nominal value, of the class held, directly and indirectly, before the transaction that is being reported.

C Indicate for each transaction:
- the date of the transaction (not the settlement date)
- the nature of the transaction (see List of Codes)
- the number of securities acquired or disposed of, or for debt securities, the aggregate nominal value
- the unit price paid or received on the day of the transaction, excluding the commission
- if the report is in American dollars, check the space under "$ US"

List of Codes

BOX 5 C Nature of transaction

General

Aquisition or disposition in the public market	10
Acquisition or disposition carried out privately	11
Acquisition or disposition under a prospectus	15
Acquisition or disposition under a prospectus exemption	16
Acquisition or disposition pusuant to a take-over bid, merger or acquisition	22
Acquisition or disposition under a purchase/ownership plan	30
Stock dividend	35
Conversion or exchange	36
Stock split or consolidation	37
Redemption/retraction/cancellation/repurchase	38
Short sale	40
Compensation for property	45
Compensation for services	46
Acquisition or disposition by gift	47
Acquisition by inheritance or disposition by bequest	48
Issuer Derivatives	
Grant of options	50
Exercise of options	51
Expiration of options	52
Grant of warrants	53
Exercise of warrants	54
Expiration of warrants	55
Grant of rights	56
Exercise of rights	57
Expiration of rights	58
Third Party Derivatives	
Acquisition or disposition (writing) of third party derivative	70
Exercise of third party derivative	71
Other settlement of third party derivative	72
Expiration of third party derivative	73
Miscellaneous	
Change in nature of ownership	90
Other	97

D Indicate the number of securities, or for debt securities, the aggregate nominal value, of the class held, directly and indirectly, after the transaction that is being reported.

E *Indicate the nature of ownership, control or direction of the class of securities held using* the following codes:

Direct ownership	1
Indirect ownership (identify the registered holder)	2
Control or direction (identify the registered holder)	3

F For securities that are indirectly held, or over which control or direction is exercised, identify the registered holder.

BOX 6 Remarks
Add any explanation necessary to make the report clearly understandable.

If space provided for any item is insufficient, additional sheets may be used. Additional sheets must refer to the appropriate Box and must be properly identified and signed.

Office staff are not permitted to alter a report.

BOX 7 Signature and filing
Sign and date the report.

File one copy of each of the report in each jurisdiction in which the issuer is reporting within the time limits prescribed by the applicable laws of that jurisdiction.

Manually sign the report.

Legibly print or type the name of each individual signing the report.

If the report is filed on behalf of a company, partnership, trust or other entity, legibly print or type the name of that entity after the signature.

If the report is signed on behalf of an individual by an agent, there shall be filed with each jurisdiction in which the report is filed a duly completed power of attorney.

If the report is filled by facsimile in accordance with National instrument 55-102 System for Electronic Disclosure by Insiders (SEDI), the report should be sent to the applicable securities regulatory authority at the fax number set out below.

Alberta Securities Commission
4th Floor, 300 – 4th Avenue S.W.
Calgary, AB, T2P 3C4
Attention: Information Officer *
Telephone: (403) 297-6454
Facsimile: (403) 297-6156

British Columbia Securities Commission
PO Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, BC, V7Y 1L2
Attention: Supervisor, Insider Reporting *
Telephone: (604) 899-6500 or
(800) 373-6393 (in BC)
Facsimile: (604) 899-6550

The Manitoba Securities Commission
1130 – 405 Broadway
Winnipeg, MB, R3C 3L6
Attention: Continuous Disclosure *
Telephone: (204) 945-2548
Facsmile (204) 945-4508

Securities Commission of Newfoundland
P.O. Box 8700, 2nd Floor West Block
Confederation Building
St. John's, NFLD, A1B 4J6
Attention: Director of Securities *
Telephone: (709) 729-4189
Facsimile: (709) 729-6187

Nova Scotia Securities Commission
2nd Floor, Joseph Howe Building
1690 Hollis Street, P.O. Box 458
Halifax, NS, B3J 3J9
Attention: FOI Officer *
Telephone: (902) 424-7768
Facsimile: (902) 424-4625

Ontario Securities Commission
Suite 1903, Box 55, 20 Queen Street West
Toronto, ON, M5H 3S8
Attention: FOI Coordinator *
Telephone: (416) 593-8314
Facsimile: (416) 593-3666

Commission des valeurs mobilieres du Québec **
Stock Exchange Tower
P.O. Box 246, 22nd Floor
800 Victoria Square
Montreal, PQ, H4Z 1G3
Attention: Responsible de l'accès à l'information
Telephone: (514) 940-2150 or
(800) 361-5072 (in Québec)
Facsimile: (514) 873-3120

Saskatchewan Securities Commission
800 – 1920 Broad Street
Regina, SK, S4P 3V7
Attention: Director *
Telephone: (306) 787-5645
Facsimile: (306) 787-5899

* For questions about the collection and use of personal information

** In Québec questions about the collection and use of personal information may also be addressed to the Commission d'accès à l'information du Québec (1-888-528-7741)

INTERNATIONAL WEX TECHNOLOGIES INC.

Consolidated Financial Statements

March 31, 2002 and 2001

Index

Auditors' Report

Consolidated Balance Sheets

Consolidated Statements of Operations and Deficit

Consolidated Statements of Cash Flows

Notes to Consolidated Financial Statements

ELLIS FOSTER
CHARTERED ACCOUNTANTS

1650 West 1st Avenue
Vancouver, BC Canada V6J 1G1
Telephone: (604) 734-1112 Facsimile: (604) 714-5916
E-Mail: generaldelivery@ellisfoster.com
Website: www.ellisfoster.com

AUDITORS' REPORT

To the Shareholders of

INTERNATIONAL WEX TECHNOLOGIES INC.

We have audited the consolidated balance sheets of **International Wex Technologies Inc.** as at March 31, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at March 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Ellis Foster

Vancouver, Canada
June 13, 2002

Chartered Accountants

INTERNATIONAL WEX TECHNOLOGIES INC.

Consolidated Balance Sheets
March 31, 2002 and 2001

	2002	2001
ASSETS		
Current		
Cash and cash equivalents	$ 558,745	$ 1,867,051
Accounts receivable - trade	46,722	49,895
Accounts receivable - others	50,919	110,216
Inventories (Note 4)	106,565	60,282
Prepaid expenses and deposits	139,401	151,924
	902,352	2,239,368
Capital assets (Note 5)	404,584	390,110
	$ 1,306,936	$ 2,629,478
LIABILITIES		
Current		
Demand loan, bearing interest at 9.4% per annum and unsecured	$ 76,388	$ 76,388
Accounts payable and accrued liabilities	948,867	529,272
Due to related entities (Note 6)	301,577	303,031
	1,326,832	908,691
SHAREHOLDERS' EQUITY (DEFICIENCY)		
Share capital (Note 7)	21,300,941	19,161,011
Share subscription received (Note 14a)	490,149	-
Contributed surplus	34,753	34,753
Deficit	(21,845,739)	(17,474,977)
	(19,896)	1,720,787
	$ 1,306,936	$ 2,629,478

Continued operations (Note 1)

Commitments (Note 11)

Subsequent events (Note 14)

Approved by the Directors: Donna Shum John Olthoff

INTERNATIONAL WEX TECHNOLOGIES INC.

Consolidated Statements of Operations and Deficit
Years Ended March 31, 2002 and 2001

	2002	2001
Sales	$ 330,533	$ 160,947
Cost of sales		
Cost of goods sold	185,284	111,529
Selling expenses	42,348	25,909
	227,632	137,438
Gross profit	102,901	23,509
Expenses		
Amortization of capital assets	77,796	76,419
General and administrative	2,145,796	1,673,351
Research and development	2,402,021	1,963,046
	4,625,613	3,712,816
Operating loss	(4,522,712)	(3,689,307)
Other		
Interest and sundry income	35,542	123,885
Loss on a legal claim	-	(18,212)
Provision for doubtful debts	-	(93,026)
Foreign exchange gain	116,408	20,761
	151,950	33,408
Loss for the year	(4,370,762)	(3,655,899)
Deficit, beginning of year	(17,474,977)	(13,819,078)
Deficit, end of year	$ (21,845,739)	$ (17,474,977)
Loss per share - basic and diluted	$ (0.26)	$ (0.24)
Weighted average number of common shares outstanding - basic and diluted	16,500,010	15,124,685

INTERNATIONAL WEX TECHNOLOGIES INC.

Consolidated Statements of Cash Flows
Years Ended March 31, 2002 and 2001

	2002	2001
Cash flows from (used in) operating activities		
Loss for the year	$ (4,370,762)	$ (3,655,899)
Adjustment for items not involving cash:		
- amortization	77,796	76,419
- provision for inventory obsolescence	11,246	11,246
- loss on disposal of capital assets	6,213	8,785
- provision for bad and doubtful debts	-	101,866
- deferred foreign exchange gain	-	(2,115)
	(4,275,507)	(3,459,698)
Change in non-cash working capital items:		
- accounts receivable - trade	3,173	(25,296)
- accounts receivable - others	59,297	(151,825)
- inventories	(57,529)	(4,833)
- prepaid expenses and deposits	12,523	5,337
- accounts payable and accrued liabilities	419,595	(14,747)
	(3,838,448)	(3,651,062)
Cash flows from (used in) financing activities		
Proceeds from share subscriptions, net of issuance costs	2,630,079	2,455,082
Increase in demand loan	-	6,643
Decrease in amounts due to related entities	(1,454)	(61,833)
	2,628,625	2,399,892
Cash flows from (used in) investing activities		
Purchase of capital assets	(98,483)	(291,729)
Withdrawals of term deposits	-	2,500,000
	(98,483)	2,208,271
Increase (decrease) in cash and cash equivalents	(1,308,306)	957,101
Cash and cash equivalents, beginning of year	1,867,051	909,950
Cash and cash equivalents, end of year	$ 558,745	$ 1,867,051

1. Continued Operations

These consolidated financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The Company has suffered recurring losses from operations and has a working capital deficiency. The ability of the Company to continue as a going concern is dependent on its ability to obtain additional equity financing and to achieve future profitable operations. These financial statements do not include any adjustments that might result from this uncertainty.

The Company was incorporated under the federal laws of Canada. The Company's wholly-owned subsidiary Wex Medical Corporation ("Wex-Med") was incorporated under the Companies Act of British Columbia, Canada. Wex-Med is an investment holding company and has a wholly-owned subsidiary Wex Medical Limited (formerly Wex Medical Instrumentation Co. Ltd.) ("Wex-HK"), a company incorporated in Hong Kong.

Nanning Maple Leaf Pharmaceutical Co. Ltd. ("Nanning") was incorporated in China and owned by Wex-HK (51%). Nanning's principal activities are research and development, manufacturing and sales of pharmaceutical drugs in China.

2. Change in Accounting Policies

Effective April 1, 2001, the Company retroactively adopted a new standard for the computation and disclosure of earnings per share, as recommended by the Canadian Institute of Chartered Accountants. The adoption of the new standard mainly affects the calculation of the diluted earnings (loss) per share amount. Diluted earnings (loss) per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares. Under the new standard, the treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments. The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate. The adoption of the new standard has no effect on the calculation of the Company's diluted earnings (loss) per share amount of the prior period. Basic and diluted earnings (loss) per share figures were the same.

3. Significant Accounting Policies

(a) Consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries. All significant inter-company transactions have been eliminated upon consolidation.

(b) Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates.

(c) Cash Equivalents

Cash equivalents usually consist of highly liquid investments with maturity of three months or less when purchased.

(d) Inventories

Inventories are recorded at the lower of cost and replacement cost with respect to raw materials and at the lower of cost and net realizable value with respect to finished goods. Costs, which include direct materials and, when applicable, direct labour costs and overheads, is determined on a first-in-first-out basis.

Net realizable value is determined on the basis of anticipated sales proceeds less the estimated selling expenses.

(e) Capital Assets

Capital assets are recorded at cost. Amortization is provided on a straight-line basis on leasehold improvements and Nanning's capital assets and on a declining-balance basis on other capital assets over the expected useful lives of the assets at the following annual rates:

Leasehold improvements	14% - 50%
Furniture and office equipment	7% - 20%
Machinery and equipment	10% - 30%
Motor vehicles	30%

3. Significant Accounting Policies (continued)

(f) Research and Development Expenses

Research and development costs are expensed as incurred unless such costs meet the criteria under Canadian generally accepted accounting principles for deferral and amortization. As at March 31, 2002, there were no such costs deferred.

(g) Foreign Currency Translation

Wex-HK and Nanning maintain their accounting records in their functional currencies, which are Hong Kong Dollars and Renminbi, respectively. The Company classifies all foreign subsidiaries' operations as integrated and, therefore, using the temporal method of translation.

Assets and liabilities denominated in foreign currencies are translated into Canadian dollars at exchange rates in effect at the balance sheet date for monetary items and at exchange rates prevailing at the transaction dates for non-monetary items. Revenues and expenses are translated at average exchange rates prevailing during the period except for sales, cost of goods sold and amortization which are translated at historical exchange rates. Gain and losses on translation are included as income for the period.

(h) Earnings (Loss) Per Share

Basic earnings (loss) per share amount is computed using the weighted average number of common shares outstanding during the year. Diluted earnings (loss) per share amount is calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury stock method. The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate.

(i) Income Taxes

The Company follows the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, measured using substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse.

3. Significant Accounting Policies (continued)

(j) Stock Options

No compensation expense is recognized when stock options are issued to employees, directors and consultants of the Company. Any consideration received on exercise of stock options or purchase of stock is credited to share capital.

(k) Revenue Recognition

Revenue from sale of products is recognized on the transfer of risks and rewards of ownership, which generally coincides with the time when the goods are delivered to customers and the title has been passed on.

4. Inventories

	2002	2001
Raw materials	$ 50,417	$ 19,032
Finished goods	56,148	41,250
	$ 106,565	$ 60,282

5. Capital Assets

	2002			2001
	Cost	Accumulated amortization	Net book value	Net book Value
Furniture and fixtures	$ 183,262	$ 102,077	$ 81,185	$ 48,272
Leasehold improvements	83,398	35,686	47,712	25,849
Machinery and equipment	321,770	73,975	247,795	282,105
Motor vehicles	89,404	61,512	27,892	33,884
	$ 677,834	$ 273,250	$ 404,584	$ 390,110

6. Due to Related Entities

	2002	2001
Due to a director, bearing interest at 18% per annum	$ -	$ 68,221
Due to a senior officer, non-interest bearing	42,864	-
Due to directors, non-interest bearing	258,713	234,810
	$ 301,577	$ 303,031

7. Share Capital

(a) Authorized: Unlimited number of common shares without par value.

(b) Issued:

	Shares	Amount
Balance, March 31, 2000	14,298,512	$16,705,929
Shares issued for finder's fee with respect to a private placement at $2.38 per share in prior period	93,124	-
Share purchase warrants exercised ranging from $1.00 to $1.75 per share	559,039	657,682
Private placements ranging at $2.00 to $2.17 per share plus 25,533 shares for finder's fees	863,033	1,709,000
Stock options exercised ranging from $0.80 to $1.12 per share	105,714	88,400
Balance, March 31, 2001	15,919,422	19,161,011
Stock options exercised ranging from $0.92 to $2.08 per share	74,500	115,160
Share purchase warrants exercised ranging from $1.32 to $2.10 per share	200,429	329,737
Private placements ranging from $1.83 to $2.12 per share plus 17,840 shares and less $45,084 in cash for finder's fees	888,782	1,695,033
Balance, March 31, 2002	17,083,133	$21,300,941

7. Share Capital (continued)

(c) Stock options outstanding as at March 31, 2002:

Number of Options	Exercise Price	Expiry Date
140,000	$2.08	December 31, 2002
60,000	$2.18	June 7, 2003
86,500	$1.12	April 19, 2004
188,000	$0.92	April 19, 2004
20,000	$2.13	September 1, 2004
695,000	$2.08	March 2, 2005
892,260	$1.60	April 9, 2005
115,000	$2.04	April 9, 2005
100,000	$2.08	April 9, 2005
10,000	$2.13	April 9, 2005
73,760	$2.11	April 9, 2005
23,760	$2.00	April 9, 2005
60,000	$2.00	January 14, 2007
2,464,280		

Each stock option entitles the holder to acquire one common share of the Company.

(d) Share purchase warrants outstanding as at March 31, 2002:

Number of Warrants	Exercise Price	Expiry Date
137,500	$2.82	July 10, 2002
200,000	$3.06	October 10, 2002
500,000	$2.82	January 12, 2003
242,200	$2.49 (1st year)	May 28, 2002
	$2.99 (2nd year)	May 28, 2003
179,400	$2.40 (1st year)	July 30, 2002
	$2.88 (2nd year)	July 30, 2003
133,800	$2.40 (1st year)	December 18, 2002
	$2.88 (2nd year)	December 18, 2003
84,000	$2.15 (1st year)	January 2, 2003
	$2.58 (2nd year)	January 2, 2004
126,000	$2.20 (1st year)	January 2, 2003
	$2.64 (2nd year)	January 2, 2004
105,542	$2.18 (1st year)	February 21, 2003
	$2.62 (2nd year)	February 21, 2004
1,708,442		

Each warrant entitles the holder to acquire one common share of the Company.

8. Income Taxes

(a) A reconciliation of the statutory tax rate to the effective rate for the Company is as follows:

	2002	2001
Statutory income tax rate	(44%)	(45%)
Tax losses not benefited	44%	45%
Effective tax rate	-	-

(b) The Company has non-capital losses of approximately $16,766,000 for income tax purposes, which may be carried forward to reduce taxable income of future years. $7,988,000 of these losses will expire commencing in 2003 through 2009. $6,000,000 of these losses can be carried forward indefinitely. $2,778,000 of these losses will expire in five years commencing after the exemption of the first two profitable years of Nanning's operations for Chinese income tax purposes.

9. Non-cash Transactions

In fiscal year 2002, the Company issued 17,840 (118,657 in 2001) common shares as finder's fees pursuant to certain private placements.

10. Related Party Transactions

(a) The Company had the following transactions with a director and a senior officer of the Company:

	2002	2001
Consulting - research	$ 141,460	$ -
Loan interest expense	-	10,341

(b) The Company incurred professional fees of $205,281 to a law firm, a partner of which is a director of the Company.

11. Commitments

(a) The Company has entered into operating lease agreements with respect to its offices. Minimum payments required under these agreements are as follows:

2003	$	258,000
2004 – 2006 (total)		252,000

(b) The Company has entered into agreements with companies conducting clinical research studies, requiring the Company to pay approximately $659,000 with respect to these services.

12. Financial Instruments

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgement, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

The carrying value of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and demand loan approximates the fair value because of the short-term nature of these instruments.

It is not practical to determine the fair value of the amounts due to related entities with sufficient reliability due to the nature of the financial instruments, the absence of secondary markets and the significant cost of obtaining outside appraisals.

The Company is subject to credit risk through trade receivables. The Company performs ongoing evaluations of its debtors and maintains provision for potential credit losses.

The Company may be subject to significant currency risk due to the fluctuations of exchange rate among the Canadian dollars, the Hong Kong dollars and the Chinese currency RMB. However, the Company is not subject to significant interest risk arising from these financial instruments.

13. Segmented Information

(a) In fiscal year 2002, the Company operates primarily in one segment, the sales and research and development of pharmaceutical drugs. The Company's other operating segment, the trading of medical instruments, relates to sales to external customers. Its net loss and assets are all less than 10% of the Company's total in each category.

(b) Reported segment sales, operating loss and assets are as follows:

	Drug	Medical Instrument	Total
For the year ended March 31, 2002:			
Sales to external customers	$ 302,881	$ 27,652	$ 330,533
Amortization of capital assets	49,792	2,635	52,427
Segment net loss	3,108,419	29,864	3,138,283
Segment assets	805,501	20,187	825,688
For the year ended March 31, 2001:			
Sales to external customers	$ 135,272	$ 25,675	$ 160,947
Amortization of capital assets	37,921	23,663	61,584
Segment net loss	2,647,359	146,586	2,793,945
Segment assets	518,788	83,586	602,374

13. Segmented Information (continued)

(c) Reconciliation of reportable segment net loss and assets:

	2002	2001
Net loss:		
Total net loss for reportable segments	$ 3,138,283	$2,793,945
Add: general corporate expenses	1,241,836	959,479
Add: amortization of corporate assets	25,369	14,835
Add: other expenses (income)	(34,726)	(112,360)
Loss for the year	$ 4,370,762	$3,655,899
Assets:		
Total assets for reportable segments	$ 825,688	$ 602,374
Corporate assets	481,248	2,027,104
Total assets	$ 1,306,936	$2,629,478

(d) Geographic Information:

	2002	2001
Sales to external customers:		
China	$ 209,732	$ 65,912
Taiwan	86,056	71,901
Hong Kong	27,086	23,134
Europe	7,659	-
Total	$ 330,533	$160,947
Capital assets:		
Canada	$ 82,737	$ 59,134
Hong Kong	31,452	39,739
China	290,395	291,237
Total	$ 404,584	$390,110

(e) In fiscal year 2002, revenue from a customer of the Company's drug segment represented approximately $86,055 of the Company's total revenues.

In fiscal year 2001, revenues from two customers of the Company's medical instrument segment represented approximately $25,675 of the Company's total revenue. Revenues from four customers of the Company's drug segment represented approximately $112,934 of the Company's total revenues.

14. Subsequent Events

(a) Subsequent to March 31, 2002, the Company issued the following shares:

(i) 342,350 common shares at $1.87 per share for $640,195 pursuant to a private placement. 5,300 common shares as finder's fee were also issued pursuant to this private placement. As at March 31, 2002, $490,149 partial proceeds were received; and

(ii) 2,000 common shares at $1.12 per share, 11,500 common shares at $1.60 per share and 2,000 common shares at $0.92 per share for a total of $22,480 pursuant to the exercise of stock options.

(b) The Company has made an offer to acquire an additional 46% of Nanning by issuing its common shares as consideration. The transaction is subject to the approval of the Canadian regulatory authorities. Upon the completion of the transaction, the Company will own a total of 97% interest in Nanning.

15. Comparative Figures

Certain 2001 comparative figures have been reclassified to conform with the financial statement presentation adopted for 2002.

INTERNATIONAL
WEX
TECHNOLOGIES INC.

Suite 2000 – 777 Hornby Street
Vancouver, BC, Canada V6Z 1S4
Telephone: 604-683-8880 • Fax: 604-683-8868
Toll Free Canada/US: 1-800-722-7549
Web Site: www.wextech.ca
E-Mail: wex@wextech.ca
Trading Symbol: **WXI** (TSX Venture Exchange)

INTERNATIONAL WEX TECHNOLOGIES INC.

NOTICE OF 2002 ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2002 annual general meeting (the "Meeting") of shareholders of International Wex Technologies Inc. (the "Corporation") will be held in the Board Room, 2000-777 Hornby Street, Vancouver, British Columbia on September 27, 2002, at the hour of 10:00 a.m. for the following purposes:

(a) To receive and consider the report of the directors, the audited financial statements of the Corporation for the period ended March 31, 2002, and the report of the auditor thereon;

(b) To re-appoint an auditor for the ensuing year at a remuneration to be fixed by the directors;

(c) To elect directors for the ensuing year;

(d) To consider and, if thought appropriate, pass a resolution approving future financings and/or acquisitions through the issuance of an amount of shares or units not exceeding 20% of the issued share capital of the Corporation, at such price or prices and on such terms as are acceptable to the TSX Venture Exchange, including the acquisition of 46% of the Corporation's joint venture partner Nanning Maple Leaf Pharmaceutical Co., Ltd (NMLP) in the amount of Cdn $6,600,000 to be paid by the issuance of 2,650,000 fully paid escrowed shares of the Corporation; and

(e) To transact such other business as may be properly transacted at the Meeting or at any adjournment thereof.

Members who are unable to attend the Meeting in person are requested to read the notes accompanying the instrument of proxy and complete and return the proxy to the Corporation's transfer agent, CIBC Mellon Trust Company, Suite 1600, The Oceanic Plaza, 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X1 ,Facsimile No.: (604) 688-4301 or the Corporation, not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting.

DATED at the City of Vancouver, in the Province of British Columbia, as of 16th day of August, 2002.

BY ORDER OF THE BOARD OF DIRECTORS

Hay Kong Shum
President

INTERNATIONAL WEX TECHNOLOGIES INC.

MANAGEMENT PROXY CIRCULAR

AS AT AND DATED AUGUST 16, 2002

SOLICITATION OF PROXIES

This **Management Proxy Circular** is furnished in connection with the **solicitation of proxies by management of International Wex Technologies Inc.** (the "Corporation') for use at the 2002 annual general meeting (the "Meeting") of shareholders of the Corporation to be held on September 27, 2002, at the time and place and for the purposes set forth in the notice of Meeting.

The cost of this solicitation will be borne by the Corporation.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying form of proxy are directors of the Corporation. A shareholder desiring to appoint some other person (who need not be a shareholder) to represent him or her at the meeting may do so, either by striking out the printed names and inserting the desired person's name in the blank space provided in the form of proxy or by completing another proper form of proxy and, in either case, delivering the completed proxy to the office of CIBC Mellon Trust Company, Oceanic Plaza, 1600-1066 West Hastings Street, Vancouver, BC, Canada, V6E 3X1, facsimile no.: (604) 688-4301 or to the Corporation's office, not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting.

The chair of the Meeting will have the discretion to accept or reject proxies otherwise deposited.

A shareholder who has given a proxy may revoke it by an instrument in writing delivered to the said office of CIBC Mellon Trust Company or the Corporation's office at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof, or to the chair of the Meeting, or in any manner provided by law.

VOTING OF PROXIES

The securities represented by the proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for, and if the shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. The form of proxy confers authority upon the named proxyholder with respect to matters identified in the accompanying notice of Meeting. **If a choice with respect to such matters is not specified, it is intended that the person designated by management in the form of proxy will vote the securities represented by the proxy in favour of each matter identified in the proxy and for the nominees of management for directors and auditor.**

The proxy confers discretionary authority upon the named proxyholder with respect to amendments to or variations in matters identified in the accompanying notice of Meeting and other matters which may properly come before the Meeting. As at the date of this Management Proxy Circular, management is not aware of any amendments, variations, or other matters. If such should occur, the persons designated by management will vote thereon in accordance with their best judgment, exercising discretionary authority.

The resolutions contained in the notice of Meeting require the positive vote of more than 50% of the votes cast on the resolution with the exception of special resolutions which require the positive vote of more than 2/3 of the votes cast on the special resolution.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The voting securities of the Corporation consist of unlimited common shares without par value. As at the date of this Management Proxy Circular 17,703,793 common shares without par value were issued and outstanding, each such share carrying the right to one (1) vote at the Meeting. August 16, 2002 has been fixed in advance by the directors of the Corporation as the record date for the purpose of determining those shareholders entitled to receive notice of and to vote at the Meeting.

To the knowledge of the directors and senior officers of the Corporation, no person beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying more than 10% of the voting rights attached to the voting securities of the Corporation.

APPOINTMENT OF AUDITOR

The persons named in the enclosed instrument of proxy intend to vote for the re-appointment of **Ellis Foster, Chartered Accountants** as the Corporation's auditor until the next annual meeting of shareholders at a remuneration to be fixed by the board of directors.

ELECTION OF DIRECTORS

The persons named in the following table are management's nominees to the board. Each director elected will hold office until the next annual meeting or until his or her successor is duly elected or appointed unless his or her office is earlier vacated in accordance with the articles of the Corporation or unless he or she becomes disqualified to act as a director.

Name and Address of Nominee	**Principal Position/Occupation**	**Period From Which Nominee Has Been Director**	**Number of Approximate Voting Securities[1]**
Hay Kong Shum Vancouver, BC	President and Chief Executive Officer *Wex Medical Limited (H.K.).* Director and Chief Executive Officer *International Wex Technologies Inc.*	July 9, 1992 to present	791,010
John Olthoff Vancouver, BC	Director and General Manager *International Wex Technologies Inc.*	September 28, 2000 to present	Nil
Tang Chi Tang Hong Kong	Director and Vice-President *Wex Medical Limited (H.K.)* Director *International Wex Technologies Inc.*	September 28, 1994 to present	73,693
Donna Shum Vancouver, BC	Director, Secretary and Chief Operating Officer *International Wex Technologies Inc.*	September 25, 1997 to present	10,014
Peter H. Stafford, Q.C. Vancouver, BC	Lawyer, Partner *Fasken Martineau DuMoulin LLP*	September 27, 2001 to present	Nil
Bruce S. Hay, C.A. Vancouver, BC	Chief Executive Officer and Chief Financial Officer, Biozyme Systems Inc.	September 27, 2001 to present	Nil

Name and Address of Nominee	Principal Position/Occupation	Period From Which Nominee Has Been Director	Number of Approximate Voting Securities[(1)]
Phil Gold, CC, OQ, MD, PhD, FRS©, FRCP©, MACP Montreal, QC	Professor of Medicine and Professor of Physiology and Oncology *McGill University*	October 30, 2001 to present	Nil

(1) Voting securities beneficially owned, directly or indirectly, or over which control or direction is exercised.

All of the proposed nominees are ordinarily residents in Canada, except for Tang Chi Tang who is ordinarily a resident in Hong Kong. The Corporation is a "holding corporation" that earns in Canada less than five per cent of the gross revenues of the holding corporation.

The board of directors has not appointed an executive committee.

As the Corporation is a reporting corporation, the directors are required to elect from their number an audit committee. For the fiscal year ended March 31, 2002, the Audit Committee consisted of Bruce S. Hay as Chairman, Donna Shum and Peter H. Stafford. The Governance Committee consisted of Peter H. Stafford as Chairman, John Olthoff and Bruce S. Hay.

STATEMENT OF EXECUTIVE COMPENSATION

Cash Compensation to Executive Officers

The Corporation has one named executive officer (the "Named Executive Officer") as that term is defined in the Rules under the Securities Act (British Columbia).

The criteria used in determining the amount of executive officer compensation which is appropriate is based on an assessment of salaries paid in the industry for similar duties in which the Corporation is engaged.

Executive officers are entitled to participate in incentive stock options granted by the Corporation. For additional information with respect to incentive stock options granted to executive officers, please refer to the heading "Compensation Plans for Named Executive Officer" below.

The following table sets forth particulars concerning the compensation of the Named Executive Officer for the Corporation's financial year ended March 31, 2002.

Summary Compensation Table

		Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year ended March 31	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units	LTIP Payouts ($)	All other Compensation ($)
Frank (Hay Kong) Shum	2002	75,700	Nil	Nil	Nil	Nil	Nil	Nil
Director, President, Chief	2001	72,300	Nil	Nil	Nil	Nil	Nil	Nil
Executive Officer	2000	70,300	Nil	Nil	Nil	Nil	Nil	Nil

Compensation Plans for Named Executive Officer

Except as otherwise set out herein, there are no plans, contracts, authorizations or arrangements pursuant to which cash or non-cash compensation was paid or distributed to the Named Executive Officer during the financial year ended March 31, 2002.

Options Granted to Named Executive Officer

The following table sets forth particulars concerning individual grants of options to purchase or acquire securities and Stock Appreciation Rights ("SARs"), if any, of the Corporation and its subsidiaries made to the Named Executive Officer during the financial year ended March 31, 2002:

Option/SAR Grants During the Most Recently Completed Financial Year

Name	Securities Under Options/SARs Granted (#)	Date of Grant	% of Total Options/SARs Granted to Employees in Financial Year	Exercise Price ($/Security)	Market Value of Securities underlying Options/SARs on Date of Grant ($/Security)	Expiration Date
Hay Kong Shum	150,000	April 10, 2001	11.68%	$1.60	$2.00	April 9, 2005
TOTAL:	150,000					

Options Exercised by Named Executive Officer

On March 31, 2002, the closing price of the Corporation's shares was $2.44. The following table sets forth particulars concerning the exercise of options and SARs, if any, by the Named Executive Officer during the financial year ended March 31, 2002, and the financial year-end value of unexercised options and SARs:

Aggregated Option/SAR Exercises during the Most Recently Completed Financial Year and Financial Year-End Option/SAR Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at FY-End (#) Exercisable/Unexercisable	Value of Unexercised in the Money Options/SARS at FY-End ($) Exercisable/Unexercisable
Frank (Hay Kong) Shum	8,000	$6,720	150,000 / 0	126,000 / 0

TERMINATION OF EMPLOYMENT OR CHANGE OF CONTROL

There are no employment contracts between either the Corporation or its subsidiaries and the Named Executive Officer except as referred to under the heading "Management Contracts" below.

Neither the Corporation nor any of its subsidiaries have any plan or arrangement with respect to compensation to its Named Executive Officer which would result from the resignation, retirement or any other termination of the Named Executive Officer's employment with the Corporation and its subsidiaries or from a change of control of the Corporation or any subsidiary of the Corporation or a change in the Named Executive Officer's responsibilities following a change in control, where in respect of a Named Executive Officer the value of such compensation exceeds $100,000.

COMPENSATION OF DIRECTORS

The Corporation has no standard arrangement pursuant to which directors are compensated by the Corporation for their services in their capacity as directors other than the unissued treasury shares reserved for the grant of directors' stock options. There has been no other arrangement pursuant to which directors were compensated by the Corporation in their capacity as directors during the Corporation's financial year ended March 31, 2002.

MANAGEMENT CONTRACTS

The Corporation is not party to a management contract at this time.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the directors or senior officers of the Corporation have been indebted to the Corporation or its subsidiary during the financial year ended March 31, 2002.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Future Financings and/or Acquisitions

The policies of the TSX Venture Exchange permit it to require shareholder approval for any issuance by the Corporation of shares.

The Corporation has no revenues of any significance and its cost of operations, including the cost of clinical trials, have historically been met and will continue to be met for the time being from the proceeds of new issues of shares from the treasury. However, no issuance will be made to any single entity in an amount exceeding 20% of the outstanding shares.

Any such issuance of shares in respect of a future financing or acquisition would be required to comply with the policies of the TSX Venture Exchange, including (in the case of an acquisition) requirements as to the placing of shares in escrow in certain cases, and would be subject to the approval of the TSX Venture Exchange. At the Meeting, management will seek shareholder approval, to issuances of shares from time to time in their discretion, either in connection with a financing or an acquisition, including the transaction referred to below, so as to provide the directors of the Corporation with flexibility regarding future financings and/or acquisitions and, subject to acceptance by the TSX Venture Exchange, to save the Corporation the cost of holding a special general meeting for this purpose in the coming year.

Acquisition of Shares of Nanning Maple Leaf Pharmaceutical Co. Ltd.

The Corporation has completed an arrangement to acquire the 46% interest in Nanning Maple Leaf Pharmaceutical Co., Ltd. (NMLP) from one of its joint venture partners in China. In exchange, the Corporation would issue fully-paid common shares. The transaction has been approved by the Chinese government agencies, was submitted for approval in principle at the 2001 AGM through item (f) of the 'Notice of 2001 Annual and Special General Meeting', and it is now before the TSX Venture Exchange for approval. The proposal to acquire an additional 46% of the shares of NMLP will bring the Corporation's shareholdings to 97% and the balance of 3% will belong to a local scientific agency. The consideration for acquiring 46% of NMLP which owns the intellectual property rights, manufacturing facility and has a Chinese government GMP license is 2,650,000 common shares of the Corporation at an agreed value of Cdn.$6,600,000. These shares will not be free trading and will be subject to an escrow agreement.

The vendor offering the 46% interest in NMLP is Tianjin Fairwood Mfg., Co. Ltd., also known as Huacheng Forest Industrial Co., Ltd. ("Huacheng"). For years the Corporation had been trying to negotiate the 49% acquisition of the shares from the joint venture company, NMLP, by the then owners GNPPCo but could never reach an agreement. In June 2001, GNPPCo sold their 46% of the shares to Huacheng. At a meeting of the Board of Directors Mr. Frank Shum, Chairman was asked to re-open negotiations with the new owners. Once it was ascertained they would be interested in discussions and an evaluation process was put in place, the matter was deferred until the next AGM. Subsequently, through the September 2001 AGM meeting item (f) of the proxy asked shareholders "...To consider and, if thought appropriate, pass a resolution approving future financing and/or acquisitions through the issuance of an amount of shares or units not exceeding 20% of the issued share capital of the Corporation, at such price or prices and on such terms as are acceptable to the Canadian Venture Exchange...". Proxies returned were overwhelming in favour of the resolution. Following the 2001 AGM, the agreement with Huacheng was completed and, accordingly, the detailed terms are now able to be placed before shareholders at the 2002 AGM.

GNPPCo were the original developers in China of tetrodotoxin ("TTX"), but did not have the funds to continue with the development. The Corporation arrived 'just in time' to rescue and carry forward the research. Almost immediately after the joint venture formation the original developers lost interest and went on to discover other substances. Meanwhile, the Corporation experimented, expanded, tested, developed and obtained valuable trade secrets, intellectual property and filed patents based on the original discovery. It was felt that as the shareholders were carrying the Corporation through investing, they should ultimately be rewarded. In the interim, with the experiments carried out in China and human clinical trials commencing in Canada it was felt that all intellectual property should be firmly placed under the umbrella of the Corporation. Messrs. Zhao and Pang, the owners of Huacheng, having acquired the shares as a diverse investment, could understand the reason for our wish to the share acquisition as well as their long term ownership benefits. The two owners are strictly arms length investors with no interest in running the pharmaceutical business. Under Canadian securities laws, they will become 'insiders' and they have submitted their certified personal information forms and are prepared to file the required insider reports. They will hold the largest block of shares at 13.02% after take-over.


International Wex Technologies Inc.
(Canada)
100%
Wex Medical Corporation
(B.C.)
100%
Wex Medical Limited
(Hong Kong)
97%
GuangXi Science,
Technology and Economic
Development Centre
(China)
3%
Nanning Maple Leaf
Pharmaceutical Co., Ltd.
(China)

As noted above, the current 46% of NMLP is valued at approximately Cdn. $6,600,000 as determined by an independent pricing report provided by a recognized business valuation firm in Canada. The valuation was based on the value of the assets of NMLP, including trade secrets, patents, clinical trials, regulatory filings in both, Canada and China, plus a purchase agreement for TTX products from a Chinese government entity. Under this share purchase 97% of all intellectual property, trade secrets and patents without reservation belong to the Corporation. The medium to strong pain drug market is a $6+ billion market.

The relevant Chinese government bodies have all given approval to the acquisition. Quangxi Science, Technology and Economic Development Centre, a Chinese Government owned entity will own 3% of the shares. On October 8, 2001, the Corporation received the status of "High and New Technology Enterprise". At this very time, NMLP is upgrading its facility to meet the new GMP Chinese standard. Its generic products show a doubling of sales over the previous year as per this year's Annual Financial Statement.

An application was made on January 14, 2002 to the CDNX, now TSX Venture Exchange for approval of the transaction. Approval is still pending.

INTEREST OF INSIDERS IN MATTERS ACTED UPON

The directors and officers of the Corporation have an interest in the resolutions concerning the election of directors and the proposed amendment of the Stock Option Plan. Otherwise no director or senior officer of the Corporation or any associate of the foregoing has any substantial interest, direct or indirect, by way of beneficial ownership of shares or otherwise in the matters to be acted upon at the Meeting, except for any interest arising from the ownership of shares of the Corporation where the shareholder will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of shares in the capital of the Corporation.

OTHER MATTERS

Management knows of no other matters to come before the Meeting of shareholders other than referred to in the notice of Meeting. However, if any other matters which are not known to the management of the Corporation shall properly come before the said Meeting, the form of proxy given pursuant to the solicitation by management of the Corporation will be voted on such matters in accordance with the best judgment of the persons voting the proxy.

APPROVAL OF THE BOARD OF DIRECTORS

The contents of this Management Proxy Circular have been approved and the delivery of it to each shareholder of the Corporation entitled thereto and to the appropriate regulatory agencies has been authorized by the Board of Directors of the Corporation.

BY ORDER OF THE BOARD OF DIRECTORS

Hay Kong Shum
President

INTERNATIONAL WEX TECHNOLOGIES INC.
(THE "CORPORATION")

PROXY

Type of Meeting:	**Annual Meeting**	**Meeting Time:**	**10:00 a.m., Pacific Time**
Meeting Date:	**September 27, 2002**	**Meeting Location:**	**Boardroom, 2000-777 Hornby Street Vancouver, BC, Canada V6Z 1S4**

This proxy is solicited by the management of the Corporation.

The undersigned registered shareholder of the corporation hereby appoints **Hay Kong Shum**, a director of the Corporation, or failing him, **Donna Shum**, a director of the Corporation, or in the place of the foregoing, ______________________ (*please print name*) as proxyholder for and on behalf of the undersigned, with the power of substitution, to attend, act and vote for and on behalf of the undersigned in respect of all matters that may properly come before the annual meeting (the "Meeting") of the Corporation and at every adjournment thereof, to the same extent and with the same powers as if the undersigned were present at the Meeting or any adjournment thereof.

Resolutions (for full details of each item please see the Notice of Meeting and Management Proxy Circular which accompanied this proxy form).

The Proxyholder is hereby directed to vote on the following:

		FOR	AGAINST	WITHHOLD VOTE
1.	To adopt a resolution appointing **Elllis Foster, Chartered Accountants**, until the next annual meeting, as the auditor of the Corporation at a remuneration to be fixed by the Directors;	☐		☐
2.	To elect **Hay Kong Shum** as Director;	☐		☐
3.	To elect **John Olthoff** as Director;	☐		☐
4.	To elect **Tang Chi Tang** as Director;	☐		☐
5.	To elect **Donna Shum** as Director;	☐		☐
6.	To elect **Peter H. Stafford** as Director;	☐		☐
7.	To elect **Bruce S. Hay** as Director;	☐		☐
8.	To elect **Dr. Phil Gold** as Director; and	☐		☐
9.	To approve the issuance of shares in connection with future acquisitions or financings, including the acquisition of 46% of Nanning Maple Leaf Pharmaceutical Co. Ltd.	☐	☐	

The undersigned hereby revokes any proxy previously given to attend and vote at the Meeting.

____

(*Signature*) (*Date*)

____

(Please Print Name)

____

(Number of securities held if not otherwise specified)

***Notes*:**

This proxy form is not valid unless it is signed and dated. If this proxy is not dated in the space provided, it is deemed to bear the date on which it was mailed by management. If someone other than the registered shareholder of the Corporation signs this proxy on the shareholders behalf, authorizing documentation acceptable to the Chairman of the Meeting must be deposited with this proxy form. See reverse.

Subject to the discretion of the chairman of the Meeting, to be effective, this proxy form must be received at the office of ***CIBC Mellon Trust Company****, or the Corporation, by mail or by fax not later than 48 hours prior to the time of the Meeting. The following are the mailing address and facsimile number of* ***CIBC Mellon Trust Company****: Suite 1600, The Oceanic Plaza, 1066 West Hastings Street, Vancouver, British Columbia V6E 2X3, Facsimile No.: (604) 688-3401.*

1. If you cannot attend the Meeting but wish to vote on the resolutions and to appoint one of the management nominees, please leave the wording appointing the management nominees as shown, sign and date and return the proxy form. **You have the right to appoint another person, who need not be a shareholder of the corporation, to attend and act for you and on your behalf at the Meeting**. If you wish to appoint another person, you may do so by crossing off the names of the management nominees and inserting your appointed proxyholder's name in the space provided. Your appointed proxyholder will then have to attend the Meeting if your vote is to be counted. You may also appoint an alternate proxyholder to act in the place of an absent proxyholder.

2. The securities represented by this proxy form will be voted or withheld from voting in accordance with your instructions on any poll that may be called for in respect of any resolution and, if you have specified a choice with respect to any matter to be acted upon, the securities will be voted accordingly. **Where no choice on a resolution is specified by you, this proxy form confers discretionary authority on your appointed proxyholder. In such case, a nominee of management acting as proxyholder will vote the securities as if you had specified an affirmative vote**. With respect to any amendments or variations in any of the resolutions shown on the proxy form, or other matters which may properly come before the Meeting, the securities will be voted by the nominee appointed as the nominee in his or her sole discretion sees fit.

3. If you have returned a proxy form and later decide to vote in person, you may do so by attending the Meeting. Please register your attendance with the corporation's scrutineers at the Meeting and inform them that you have previously returned a proxy form.

4. If the proxy form is signed on your behalf by your attorney or, if the shareholder is a corporation, by an officer or attorney for the corporation and is not under the corporation's common seal, the power of attorney or a director's resolution, as the case may be, or a notarial copy thereof, must accompany the proxy form.

INTERNATIONAL WEX TECHNOLOGIES INC.

INTERNATIONAL
WEX TECHNOLOGIES INC.
Suite 2000 - 777 Hornby Street, Vancouver, B.C. Canada V6Z 1S4
Tel: 604-683-8880 Fax: 604-683-8868 Toll Free: 1-800-722-7549
World Wide Web: http://www.wextech.ca E-Mail: wex@wextech.ca

Listed:
Canadian Venture Exchange (CDNX)
Canada
Trading Symbol: WXI

TO: Registered Shareholders

AND TO: Non-Registered Security Holders

National Policy Statement No. 41 provides Registered Shareholders and Non-Registered Security Holders with the opportunity to elect annually to have their name added to the Issuer's supplemental mailing list in order to receive interim financial statements or, in the Corporation's discretion, the Corporation's quarterly reports with financial statements appended thereto. If you wish to receive such information, please complete and return this form to:

International Wex Technologies Inc.
#2000-777 Hornby Street
Vancouver, B.C., Canada V6Z 1S4
Tel: 604-683-8880 Fax: 604-683-8868

NAME: ______________________________
(Please Print)

ADDRESS: ______________________________

____

POSTAL CODE: ______________________________

I hereby certify that I am either a Registered Shareholder or a Non-Registered Security Holder of the Corporation.

Dated this _______ day of ____________________________, 2002.

____
(Signature)

Please provide:

Tel. No.:
____
(Area code & telephone number)

Fax No.:
____
(Area code & fax number)

Email:

INTERNATIONAL WEX TECHNOLOGIES INC.

INTERNATIONAL
WEX TECHNOLOGIES INC.
Suite 2000 - 777 Hornby Street, Vancouver, B.C. Canada V6Z 1S4
Tel: 604-683-8880 Fax: 604-683-8868 Toll Free: 1-800-722-7549
World Wide Web: http://www.wextech.ca E-mail: wex@wextech.ca

Listed:
TSX Venture Exchange
Canada
Trading symbol: **WXI**

August 16, 2002

United States Securities & Exchange Commission
450 Fifth St., North York
Washington, DC
USA 20549

TSX Venture Exchange
Stock Exchange Tower
Fourth Floor, 609 Granville Street
Vancouver, B.C.
Canada V7Y 1H1

British Columbia Securities Commission
5th Floor, 701 West Georgia Street
Vancouver, B.C.
Canada V7Y 1L2

Alberta Securities Commission
19the Floor, 10025 Jasper Avenue
Edmonton, Alberta
Canada T5J 3Z5

Dear Sir(s):

Re: International Wex Technologies Inc. (the "Company")

This is to confirm that the Audited Annual Financial Statements for Fiscal Year Ending March 31, 2002 of International Wex Technologies Inc. was mailed to all registered shareholders and shareholders on the Supplemental Mailing List of the Company.

However, we have not mailed material to shareholders in cases where on three consecutive occasions, notices or other documents had been returned undelivered by the Post Office.

Yours very truly,
INTERNATIONAL WEX TECHNOLOGIES INC.

Ester Chua
Office Manager

VANCOUVER • HONG KONG • NANNING

INTERNATIONAL WEX TECHNOLOGIES INC.

INTERNATIONAL
WEX TECHNOLOGIES INC.
Suite 2000 - 777 Hornby Street, Vancouver, B.C. Canada V6Z 1S4
Tel: 604-683-8880 Fax: 604-683-8868 Toll Free: 1-800-722-7549
World Wide Web: http://www.wextech.ca E-mail: wex@wextech.ca

Listed:
TSX Venture Exchange
Canada
Trading symbol: **WXI**

August 23, 2002

United States Securities & Exchange Commission
450 Fifth St., North York
Washington, DC
USA 20549

TSX Venture Exchange
Stock Exchange Tower
Fourth Floor, 609 Granville Street
Vancouver, B.C.
Canada V7Y 1H1

British Columbia Securities Commission
5th Floor, 701 West Georgia Street
Vancouver, B.C.
Canada V7Y 1L2

Alberta Securities Commission
19the Floor, 10025 Jasper Avenue
Edmonton, Alberta
Canada T5J 3Z5

Dear Sir(s):

Re: International Wex Technologies Inc. (the "Company")
Dissemination to shareholders

We confirm that the following documents were mailed to all shareholders in accordance with the provisions of National Policy 41 on August 23, 2002, namely:

1. Notice of Annual General Meeting;
2. Management Proxy Circular;
3. Proxy;
4. Return Card; and
5. Audited Annual Financial Statements for Fiscal Year Ended March 31, 2002.

Yours very truly,
INTERNATIONAL WEX TECHNOLOGIES INC.

Ester Chua
Office Manager